

March 26, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
Warrants to purchase shares of Class B common stock, par value $0.01 per share, of
RAFAEL HOLDINGS, INC., under the Exchange Act of 1934.

Sincerely,

[signature: Craig A. Mart]

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com